Exhibit 99.1

May 2, 2019	News Release 19-08

Pretivm Announces Succession Plan for Executive Chairman

Vancouver, British Columbia, May 2, 2019; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) today announced that Executive Chairman and founding shareholder, Robert Quartermain, will be retiring from the Company on December 31, 2019. Pretivm’s Board of Directors has undertaken a succession plan to ensure a smooth transition and will elect a new Chair prior to year-end. It has also initiated a search process to identify a new director.

Dr. Quartermain indicated that in making the announcement at the Company’s Annual General Meeting today, he wanted to give the Board ample time to plan the transition prior to his retirement.

“I have had the great pleasure over the past nine years to work with the highly professional team at Pretivm in developing the Brucejack project into Canada’s newest, profitable, high-grade gold mine. Brucejack has evolved as envisaged when Pretivm was launched in 2010, and as a major shareholder, I have full confidence in Pretivm’s President and CEO, Joe Ovsenek, and the operating team that he has put together at the company, to continue to deliver value for all Pretivm shareholders from this premier gold asset,” said Dr. Quartermain.

Lead Director, George Paspalas, speaking on behalf of the Board of Directors and management and employees, said “We extend our thanks to Bob, for his leadership and vision that took Brucejack from an exploration project to a fully-fledged Canadian gold producer in just over 9 years. We have benefitted greatly from his wise counsel and his many contributions on our path as a company, and on behalf of all of us I wish him every success and enjoyment of his well-earned retirement.”

Dr. Quartermain was elected Executive Chairman of Pretivm on January 1, 2017. He had served as Chairman and Chief Executive Officer from October 2010 to December 2016 and as President from October 2010 until May 2015. Prior to joining the Company, Dr. Quartermain was the President and CEO of Silver Standard Resources Inc. (now SSR Mining Inc.) from January 1985 to January 2010.

About Pretivm

Pretivm is a low-cost intermediate gold producer with the high-grade gold underground Brucejack Mine.

For further information contact:

Joseph Ovsenek President & CEO	Troy Shultz Manager, Investor Relations & Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward-Looking Statements

This news release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements” or “forward-looking information”).  Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled’, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking information in this news release may include, but is not limited to, information with respect to: the composition of, and the succession plan in respect of, the Company’s Board of Directors. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, those related to: the accuracy of our Mineral Resource and Reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based; uncertainties relating to Inferred Mineral Resources being converted into Measured or Indicated Mineral Resources; commodity price fluctuations, including gold price volatility; general economic conditions; the inherent risk in the mining industry; significant governmental regulations; currency fluctuations, and such other risks as are identified in Pretivm’s Annual Information Form dated March 28, 2019, Form 40-F dated March 28, 2019, MD&A and other disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov (collectively, the “Pretivm Disclosure Documents”). Our forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control.  In connection with the forward-looking statements contained in this news release, we have made certain assumptions about our business, including about our exploration, development and production activities, and the results, costs and timing thereof; timing and receipt of approvals, consents and permits under applicable legislation; the geopolitical, economic, permitting and legal climate that we operate in; the price of gold and other commodities; exchange rates; market competition; the adequacy of our financial resources, and such other material assumptions as are identified in the other Pretivm Disclosure Documents. We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this news release, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein. We do not assume any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking statements. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

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